ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

05012388

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

SUPPL

Our ref.: JB/Mtr
Date: 2005-10-28

SEC MAIL PROCESSING RECEIVED NOV 07 2005 WASH., D.C. 185 SECTION

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Press Release	2005-09-12
Press Release	2005-10-13

Best regards,

Carl Zeiss Meditec AG
i. V.

PROCESSED NOV 09 2005 THOMSON FINANCIAL

i. A.

Jens Brajer
Director Investor Relations

Mandy Pfeil
Assistant Investor Relations

dlw 11/8

Board of Management:
Ulrich Krauss (CEO)
Bernd Hirsch
James L. Taylor
Chairman of the Supervisory Board:
Dr. Michael Kaschke

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Gera, HRB 5623
VAT-IdNo. DE 811 922 737
Tax-No. 64003/ 02707

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com
e-mail: info@meditec.zeiss.com

CARL ZEISS MEDITEC

Systems for improved practice workflows unveiled at ophthalmology conference in USA

US approval granted for world's first stand-alone system for non-contact imaging of the anterior eye segment

Jena (October 13, 2005) – Carl Zeiss Meditec AG, the leader in ophthalmic devices and systems, is demonstrating its innovative strength by debuting several new products and networked solutions for the ophthalmic practicioner at the American Academy of Ophthalmology (AAO) Annual Meeting October 15-18 in Chicago. New systems enable the networking of devices such as STRATUS™ OCT, VISUPAC and IOLMaster®. Ulrich Krauss, President and CEO of Carl Zeiss Meditec, said, "Today, our networkable products and connectivity solutions allow for the viewing, archiving and synchronization of patient images and data regardless of the device, enabling practitioners to improve workflow and efficiency." "We are taking a leadership role in support for and development of industry standards", adds James Taylor, Board Director of Carl Zeiss Meditec. "We're helping to pave the way for the innovative, paperless office of tomorrow."

The highlights of the company's presentation at the conference include the new device VISANTE™ OCT, to which the US Food and Drug Administration gave its clearance at the opening of the AAO. VISANTE™ OCT is the world's first system for non-contact cross-sectional imaging of the anterior segment of the eye including the cornea, iris and lens. It enables accurate diagnosis and treatment of corneal diseases and is particularly effective in the exact positioning of intraocular lenses for the treatment of vision defects.

The VISUCAM$^{PRO\ NM}$ fundus camera allows for enhanced fundus visualization and documentation through the smallest pupil size without uncomfortable pupil dilation (non-mydriatic fundus imaging). VISUCAM$^{PRO\ NM}$ is the only camera of its type to produce images at angles of between 30 and 45 degrees. This is particularly important if the practitioner requires greater detail, such as for the widespread disease diabetes. Diabetes (in

Press Release

CARL ZEISS MEDITEC

the eye as diabetic retinopathy) can lead to blindness if the disease is recognized too late.

The program of the world's most important ophthalmic conference AAO also includes a number of scientific training events by eye specialists, for which Carl Zeiss Meditec has provided educational grants. In addition the company is conducting a symposium on "Refractive Highlights".

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Co., Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of the Carl Zeiss Meditec shares are in freefloat holdings. The remaining 65 percent are held by Carl Zeiss AG, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 82
E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Investor Relations
Jens Brajer/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17
E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec: Innovation Symposium at European Ophthalmology Congress

Multitude of new products unveiled in Lisbon

Jena, 12 September 2005 - Carl Zeiss Meditec AG will be holding an innovation symposium at ESCRS, Europe's leading ophthalmology congress. The ESCRS (European Society of Cataract and Refractive Surgeons) Congress is due to take place from 10 to 14 September. It will be an opportunity for specialists to report on their experiences in the use of the latest systems by the Jena-based solutions provider and to answer the questions posed by congress participants. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, explains, "We are endeavouring to provide a discussion forum for the users of our systems, thus enabling an exchange of experiences on the most advanced systems available in the field of ophthalmology." Congress participants will also be able to attend a live demonstration featuring the MEL 80™ excimer laser for the correction of vision defects.

In the accompanying exhibition, Carl Zeiss Meditec will be presenting a number of new products. These include the VISUCAM PRO NM fundus camera, which is used for examining and displaying an image of the fundus of the eye. The system is distinguished by excellent image quality and ease of operation. VISUCAM PRO NM enables painless and efficient examination. This is particularly important, for example, in the case of the widespread disease diabetes, as the latter (in the eye as diabetic retinopathy) can lead to blindness if recognized too late. Because the examination can be carried out without dilation of the pupils, the patient suffers no pain whatsoever.

Carl Zeiss Meditec's IOLMaster® is a unique equipment system for reliable determination of the optimum intraocular lens. Intraocular lenses are inserted into the eye to replace the opaque natural lens following cataract surgery. The IOLMaster enables the specialist to quickly carry out all measurements required for the calculation of the lens power with a high level of precision and without any inconvenience to the patient. With the newest device generation, specialists can now also calculate the power of the lenses needed to correct the refractive error of the eye, and thus the

Press Release

CARL ZEISS MEDITEC

vision defect (phakic implants). Up until now the calculation of lens power after laser treatment for short-sightedness was an extremely complex process. A new program module now simplifies the calculation of the correct lens power, a major requisite for successful treatment.

The ESCRS (European Society of Cataract and Refractive Surgeons) is an association of European eye surgeons which is at the cutting edge of developments in surgery on the anterior part of the eye. The society, founded 1991, counts 4,000 members from 90 countries worldwide. ESCRS congresses meanwhile make a vital contribution to the communication of specialized knowledge and expertise between eye specialists.

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Press Release

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Co., Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of the Carl Zeiss Meditec shares are in freefloat holdings. The remaining 65 percent are held by Carl Zeiss AG, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 82
E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Investor Relations
Jens Brajer/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17
E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de